SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2009

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2009, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 20, 2009, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND YEAR ENDED 30 JUNE 2009".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 20, 2009   By: /s/ Themba Gwebu
                                                        Name: Themba Gwebu
                                                        Title: Company Secretary

DRD**GOLD** ▶
L I M I T E D

Report to shareholders for the quarter and year ended 30 June 2009

  

(Incorporated in the Republic of South Africa), Registration No.1895/000926/06 , JSE share code: DRD,
ISIN: ZAE 000058723, Issuer code: DUSM NASDAQ trading symbol: DROOY, ("DRDGOLD" or "the company").

GROUP RESULTS

KEY FEATURES

• Dividend declared of 5 cents per share

• Surface production steady

• Acquisition of the remaining 50% interest in ErgoGold completed

• Operating profit of R282.7 million for the year

• Headline profit for the year of 33.8 cents per share

REVIEW OF OPERATIONS

Group		Quarter Jun 2009	Quarter Mar 2009	% Change	Quarter Jun 2008	12 months to 30 Jun 2009	12 months to 30 Jun 2008
Gold production							
Continuing operations	oz	**57 775**	58 997	(2)	71 211	**247 690**	308 005
	kg	**1 797**	1 835	(2)	2 215	**7 704**	9 580
Discontinued operations	oz	–	–	–	–	–	13 427
	kg	–	–	–	–	–	417
Group	oz	**57 775**	58 997	(2)	71 211	**247 690**	321 432
	kg	**1 797**	1 835	(2)	2 215	**7 704**	9 997
Cash operating costs							
Continuing operations	US$ per oz	**855**	653	(31)	689	**730**	657
	ZAR per kg	**235 499**	211 666	(11)	173 034	**212 228**	154 451
Discontinued operations	US$ per oz	–	–	–	–	–	1 098
	ZAR per kg	–	–	-	–	–	264 264
Group	US$ per oz	**855**	653	(31)	689	**730**	675
	ZAR per kg	**235 499**	211 666	(11)	173 034	**212 228**	159 032
Gold price received	US$ per oz	**900**	915	(2)	893	**861**	817
	ZAR per kg	**244 927**	292 369	(16)	224 552	**250 589**	192 143
Capital expenditure	US$ million	**13.7**	6.4	(114)	20.0	**38.4**	36.5
	ZAR million	**117.3**	65.8	(78)	149.8	**345.1**	267.2

STOCK

Issued capital

378 001 303 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 395 306 232

Stock traded	JSE	NASDAQ*
Average volume for the quarter per day ('000)	647	1 913
% of issued stock traded (annualised)	45	132
Price • High	R8.45	$1.059
• Low	R5.91	$0.680
• Close	R6.03	$0.759

This data represents per share data and not ADS data - one ADS reflects ten ordinary shares

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2008, which we filed with the United States Securities and Exchange Commission on 12 December 2008 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety, health and environment

It is encouraging to report that we have recorded our second successive fatality-free quarter. This points clearly to the logic of our strategic objective to reduce risk in our company, and it is a particularly creditable performance by Blyvooruitzicht Gold Mining Company Limited ("Blyvoor"), our only remaining underground operation.

While Blyvoor's Disabling Injury Frequency Rate ("DIFR") deteriorated slightly from 13.31 to 13.55, its Reportable Injury Frequency Rate ("RIFR") remained constant at 4.34 and its Dressing Station Injury Rate ("DSIR") improved from 27.97 to 26.58.

The mine as a whole recorded 1 000 000 fatality-free shifts on 10 June 2009.

Crown Gold Recoveries (Pty) Limited ("Crown") recorded improvements in respect of all measured safety parameters, a pleasing result, considering that ErgoGold's statistics are now included. The RIFR dropped from 2.28 to 0, the DIFR from 5.7 to 1.34 and the DSIR from 15.9 to 8.74.

We are now well-placed for the introduction of our behaviour-based safety programme at Blyvoor's No 6 Shaft during August and September 2009, to be followed by an operations-wide rollout. Various operation- and issues-specific safety campaigns continued throughout the quarter.

In respect of occupational hygiene, health codes of practice for airborne pollutants, noise and thermal stress have been signed off by all stakeholders and will be submitted to the Department of Mineral Resources.

At Blyvoor, quantitative risk assessments for airborne pollutants underground at each of the shafts are at varying stages of completion and a baseline quantitative risk assessment for noise in respect of surface working areas has begun. The TB prevention programme continues to function well and a Wellness Day has been scheduled for 14 September 2009.

Total expenditure on environmental issues for the quarter was R3.9 million.

Production

Total gold production for the quarter was 2% lower at 57 775oz, reflecting a 5% decline in underground production at Blyvoor, where a number of high-grade panels in the 38/29 section at No 5 Shaft were knocked out by a large seismic event on 29 May 2009. Surface gold production remained steady at 35 430oz. While 100% of ErgoGold's production (previously known as the Elsburg Gold Mining Joint Venture) is reflected in our results for the first time this quarter, recoveries from L29 Dump had not by quarter-end reached project assumption. Reclamation from the Elsburg Tailings Complex ("ETC") started on 3 August 2009, and we aim to achieve steady state from the second feeder line to the Brakpan plant in September. Further information, per operation, is provided below.

Total gold production for the year from continuing operations was 20% lower at 247 690oz, the major contributing factor being the suspension of underground mining at ERPM in the second quarter, and the downward volume adjustment at Crown, as part of the decommissioning of the Crown Tailings Deposition Facility.

Reserves and resources

Attributable Mineral Resources increased by 3% from 54.7 million ounces (Moz) in financial year 2008 to 56.4Moz in financial year 2009. Attributable Ore Reserves decreased by 24% from 7.9Moz in FY08 to 6.0Moz in FY09.

This information has been prepared in compliance with the SAMREC Code by Mr R. Botha who is an employee of DRDGOLD and has been reviewed by Mr K. Lomberg an independent advisor from Coffey Mining (SA) Pty Limited.

The rise in attributable Mineral Resources reflects the company's acquisition of the remaining 50% of ErgoGold, which added 1.9Moz to the group's total resources.

The decrease in attributable Ore Reserves was primarily because of ERPM's underground operations being suspended.

Financial

Total revenue for the quarter was 22% lower at R420.7 million, due mainly to a 16% drop in the average Rand gold price received to R244 927/kg. After accounting for total cash operating costs – 9% higher at R423.2 million – cash operating profit was 99% lower at R1.3 million. Depreciation of R41.6 million resulted in a gross loss from operating activities of R47.9 million compared with the previous quarter's gross profit of R116.0 million. Higher impairment provisions and administration expenses and general costs, partly offset by R53 million negative goodwill were the major contributors to a pre-tax loss of R81.2 million compared with a pre-tax profit of R95.0 million in the previous quarter. Net profit was 2% lower at R42.6 million, after accounting for deferred tax of R120.6 million.

Total revenue for the year was 4% higher at R1 910.7 million, reflecting a 30% increase in the average Rand gold price received for the year to R250 589/kg. Operating profit, however, was 26% lower at R282.7 million after accounting for total cash operating costs, which were 11% higher at R1 635.0 million. Higher depreciation charges and retrenchment costs resulted in a 52% decline in gross profit to R129.1 million. The negative effect of higher administration expenses and general costs was offset by a profit on financial liabilities measured at amortised costs, goodwill and higher finance income, leaving profit before tax 4% lower at R82.3 million. After deduction of tax of R46.2 million and deferred tax, net profit was R110.7 million. This compares with the previous year's profit of R1 225.1 million, which reflected a profit on the sale of the company's Australasian assets.

Corporate

During the year, we acquired Mintails SA (Pty) Limited ("Mintails SA") 50% interest in ErgoGold, the gold component of the first phase of the Ergo Joint Venture. This was a valuable acquisition for us, bringing in 100% of the envisaged production, revenue and profits from Phase 1 and presenting us with opportunities to explore, develop and ultimately exploit surface retreatment synergies between our veteran Crown operation and Ergo. A further very advantageous development for us is that Crown also secured the contractual right from jointly owned Ergo Mining (Pty) Limited to deposit its entire tailings flow onto the Brakpan and Withok tailings facility. Potentially, this development could extend Crown's life of mine by several years.

Subsequent to the purchase of Mintails SA 50% interest in ErgoGold, we offered to purchase the remainder of its South African surface assets, but the offer was rejected.

Detailed operating and financial review

Blyvoor

Total gold production in the quarter under review was virtually unchanged at 31 766oz (32 248oz in the previous quarter). A 7% increase in total throughput to 1 014 000t offset the impact of an 8% decline in overall yield to 0.97g/t.

Gold production from underground was 5% lower at 21 349oz, a consequence of an 8% decline in average underground grade to 4.37g/t. The lower average grade resulted both from the loss of high-grade panels at No 5 Shaft due to seismicity and to an increase in mining of lower-grade panels at No 4 Shaft. Underground throughput was 3% higher at 152 000t.

Surface gold production increased by 7% to 10 417oz due to an 8% rise in surface throughput to 862 000t. Higher throughput reflected the successful commissioning of a new pipeline from the slimes operation transfer pump station to the plant. The average surface yield was maintained at 0.38g/t.

Total cash operating costs rose by 12% to R227 831/kg, reflecting the impact of higher winter power tariffs. Underground cash operating costs were 17% higher at R289 816/kg and surface cash operating costs 3% higher at R100 799/kg.

Cash operating profit was 79% lower at R19.2 million, a consequence of a substantially lower average Rand gold price received.

Capital expenditure was 10% lower at R24.0 million.

At the Way Ahead Project, there has been good production build-up. Additional crews have been deployed and the 1 200m² per month targeted for the end of June 2009 is being exceeded. The upper portion of the 15/29 Incline Project is now in production but overall build-up has been slower than anticipated. Deepening of the incline to facilitate smoother loading of reef is in progress.

Crown

Gold production was 13% lower at 17 940oz, reflecting both a 10% decline in throughput to 1 414 000t and a 5% decline in the average yield to 0.39g/t. Lower throughput was in line with a planned reduction to 400 000tpm to effect the Crown Tailings Deposition Facility closure plan, while lower yield resulted from completion of reclamation of the Mennells dump.

Cash operating costs increased by 10% to R187 314/kg due to lower gold production. Cash operating profit was 69% lower, reflecting both lower production and a lower average Rand gold price received.

Capital expenditure declined by 23% to R7.9 million, reflecting conclusion of the construction of buttresses at the Crown Tailings Deposition Facility.

Work continued on an environmental impact assessment for a proposed R212 million pipeline linking the Crown plants to Ergo's tailings deposition site at Brakpan.

ERPM

Total gold production increased by 44% to 6 204oz, reflecting a 59% improvement in surface gold production to 5 208oz. Continued clean-up at the suspended underground operation yielded 996oz.

Higher surface gold production resulted both from a 26% increase in surface throughput to 428 000t and a 27% increase in the average surface yield to 0.38g/t. Throughput and yield improvements reflected successful completion of a shift in the direction of reclamation at the Cason Dump into higher-grade areas.

Total cash operating costs were 31% lower at R295 601/kg. This reflects a 23% drop in surface cash operating costs to R197 173/kg, which resulted from higher surface gold production. Underground cash operating costs, although 17% lower at R809 968/kg, were nevertheless unacceptably high. Yields from remnant clean-up were lower than planned and therefore did not offset the care and maintenance costs of the underground operations to the extent that we had hoped. These were the major contributors to a 3% increase in the cash operating loss to R18.3 million.

No capital expenditure was incurred during the quarter.

ErgoGold

Results for the quarter under review are not directly comparable with those of the previous quarter. This is due to DRDGOLD acquiring full ownership of ErgoGold with effect from 1 April 2009.

Work on ErgoGold's elution plant was completed in the second week of April. While volume flows of the first circuit – from the L29 Dump – were satisfactory, initial recoveries of 0.04g/t at quarter-end were below project specifications, requiring a number of engineering modifications to the elution plant.

The second circuit, linking the 186Mt ETC site with the Brakpan plant, came into production on 3 August 2009. Capital expenditure totalled R85.4 million, mainly to complete the reclamation site.

With two lines now operational – one from L29 and the other from ETC – we expect to achieve steady state in the September quarter. Accelerated capital at the ETC site provides us with surge capacity on the Elsburg line and the ability to manipulate the flow rates from our two reclamation sites.

Dividend

The directors have declared a final dividend of 5 South African cents per ordinary share for the year ended 30 June 2009, which amounts to a total final dividend payout of R18.9 million. This compares with the final dividend of 10 cents per share for the year ended 30 June 2008, amounting to a total dividend payout of R37.7 million. The directors are of the view that the need to reward shareholders for their continuing support must be balanced against the negative impact that the Rand/Dollar exchange rate currently has on revenues.

In compliance with the requirements of STRATE, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

	2009
Last date to trade ordinary shares *cum* dividend	Friday, 2 October
Ordinary shares trade *ex* dividend	Monday, 5 October
Record date	Friday, 9 October
Payment date	Monday, 12 October

On payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 5 October 2009 and Friday, 9 October 2009, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depository Shares
Each American Depository Share ("ADS") represents ten ordinary shares

	2009
ADSs trade *ex* dividend on Nasdaq	Wednesday, 7 October
Record date	Friday, 9 October
Approximate date for currency conversion	Friday, 16 October
Approximate payment date of dividend	Monday, 26 October

Assuming an exchange rate of R8.14/$1, the dividend payable on an ADS is equivalent to 6.14 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Looking ahead

Our asset mix and stated conservative management approach has seen us through the quarter and year under review. We have entered the first quarter of the new financial year with the means to grow our surface operations intact, and the resolve to address the key risks associated with our underground footprint.

At Blyvoor, we will rehabilitate the damaged higher grade panels at No 5 Shaft over an estimated six months, and increase mining from the Main Reef to offset the volatilities we see in the more remote high grade areas of 5 Shaft. We have resolved, also, to discontinue care and maintenance and close ERPM's underground operation.

The successful commissioning early in the current quarter of the ETC line brings us closer to ErgoGold starting to deliver to expectation. We will continue with our investigation into the feasibility of a pipeline linking the Crown plants to Ergo's Brakpan tailings deposition site over the next six months. This, should it go ahead, will resolve the deposition constraint we currently face as the Crown Tailings Deposition Complex nears closure. It will also open up a range of surface retreatment synergies between Crown and Ergo and further consolidate our position in this lower-risk, lower-cost, higher-margin sector of the gold business in South Africa.

Niël Pretorius
Chief Executive Officer
20 August 2009

The condensed preliminary consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008.

KPMG's unmodified review report on the condensed consolidated IFRS financial statements contained in this announcement is available for inspection at the company's registered office.

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	12 months to	12 months to
Statement of comprehensive income	Jun 2009 Rm Unaudited	Mar 2009 Rm Unaudited	Jun 2008 Rm Unaudited	30 Jun 2009 Rm Reviewed	30 Jun 2008 Rm Reviewed
Continuing operations					
Gold and silver revenue	**420.7**	536.5	495.4	**1 910.7**	1 843.9
Net operating costs	**(419.4)**	(406.6)	(368.5)	**(1 628.0)**	(1 464.3)
Cash operating costs	**(423.2)**	(388.4)	(383.2)	**(1 635.0)**	(1 479.6)
Movement in gold in process	**3.8**	(18.2)	14.7	**7.0**	15.3
Operating profit	**1.3**	129.9	126.9	**282.7**	379.6
Depreciation	**(41.6)**	(23.5)	(11.0)	**(99.2)**	(69.0)
Movement in provision for environmental rehabilitation	**(6.2)**	7.8	(16.0)	**(19.5)**	(30.2)
Retrenchment costs	**(1.4)**	1.8	(5.1)	**(34.9)**	(11.3)
Gross (loss)/profit from operating activities	**(47.9)**	116.0	94.8	**129.1**	269.1
Impairments	**(19.4)**	(3.3)	(63.9)	**(75.1)**	(63.9)
Administration expenses and general costs	**(56.5)**	(37.4)	(26.7)	**(138.3)**	(96.1)
Share-based payments	**(1.7)**	(2.0)	(5.9)	**(7.9)**	(6.6)
Financial liabilities measured at amortised cost – note 1	**(8.8)**	5.7	(88.5)	**44.0**	(89.3)
Recognition of goodwill on purchase of subsidiary – note 2	**53.0**	–	–	**53.0**	–
Profit/(loss) on sale of assets and investments	**–**	(0.3)	(0.9)	**8.3**	11.1
Finance income	**3.3**	20.6	35.1	**82.5**	75.7
Finance expenses and unwinding of provisions	**(3.2)**	(4.3)	4.0	**(13.3)**	(13.9)
(Loss)/profit before taxation	**(81.2)**	95.0	(52.0)	**82.3**	86.1
Income tax	**3.2**	(25.2)	3.8	**(46.2)**	(13.3)
Deferred tax	**120.6**	(26.3)	81.6	**74.6**	81.6
Profit after taxation	**42.6**	43.5	33.4	**110.7**	154.4
Discontinued operations					
Loss for the period from discontinued operations	**–**	–	(0.5)	**–**	(51.8)
Profit on sale of assets and investments	**–**	–	12.6	**–**	1 169.2
Impairment from discontinued operations	**–**	–	(1.0)	**–**	(46.7)
Net profit for the period	**42.6**	43.5	44.5	**110.7**	1 225.1
Attributable to:					
Ordinary shareholders of the company	**37.2**	34.1	40.2	**129.1**	996.1
Minority interest	**5.4**	9.4	4.3	**(18.4)**	229.0
	42.6	43.5	44.5	**110.7**	1 225.1
Other comprehensive income					
Foreign exchange translation and other	**10.0**	1.1	(1.1)	**(0.6)**	83.6
Purchase/(disposal) of subsidiaries and other	**192.9**	–	5.2	**192.9**	(184.1)
Mark-to-market of available-for-sale investments	**(1.1)**	–	1.7	**(1.1)**	1.7
Total comprehensive income for the period	**244.4**	44.6	50.3	**301.9**	1 126.3
Attributable to:					
Ordinary shareholders of the company	**179.3**	35.2	40.4	**260.6**	1 251.4
Minority interest	**65.1**	9.4	9.9	**41.3**	(125.1)
	244.4	44.6	50.3	**301.9**	1 126.3
Reconciliation of headline (loss)/profit					
Net profit	**37.2**	34.1	40.2	**129.1**	996.1
Adjusted for:					
– Impairments	**19.4**	3.3	63.9	**75.1**	63.9
– Impairment from discontinued operation	**–**	–	1.0	**–**	46.7
– Profit on sale of discontinued operations	**–**	–	(12.6)	**–**	(1 169.2)
– Goodwill on purchase of subsidiary	**(53.0)**	–	–	**(53.0)**	–
– Loss/(profit) on sale of assets and investments	**–**	0.3	(9.2)	**(8.3)**	(22.1)
– Minority share of headline earnings adjustment	**(4.4)**	(0.1)	(10.5)	**(15.5)**	198.5
Headline (loss)/profit	**(0.8)**	37.6	72.8	**127.4**	113.9
Headline (loss)/earnings per share – cents	**(0.2)**	10.0	19.3	**33.8**	30.3
Basic earnings per share – cents	**9.8**	9.0	10.7	**34.3**	264.9
Diluted headline (loss)/earnings per share –cents	**(0.2)**	10.0	19.3	**33.8**	30.3
Diluted basic earnings per share – cents	**9.8**	9.0	10.7	**34.3**	264.9
Calculated on the weighted average ordinary shares issued of:	**377 733 911**	376 884 611	376 536 319	**376 678 974**	376 023 344
Adjusted headline earnings per share – cents	**2.1**	8.5	42.8	**22.1**	54.0

(Adjusted for the net (loss)/gain on financial liabilities measured at amortised cost – note 1)

Note* From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentation earnings release, earnings conference calls and otherwise.

CONDENSED CONSOLIDATED	As at	As at	As at
Statement of financial position	30 Jun 2009	31 Mar 2009	30 Jun 2008
	Rm	Rm	Rm
	Reviewed	Unaudited	Reviewed
Assets			
Property, plant and equipment – note 2	**1 737.5**	932.8	815.6
Non-current Investments and other assets	**43.0**	65.4	65.3
Environmental rehabilitation trust funds	**129.7**	125.6	110.8
Deferred tax	**165.1**	35.6	81.6
Current assets	**550.5**	989.9	1 189.2
Inventories	**93.9**	80.6	62.9
Trade and other receivables	**88.0**	348.6	240.5
Cash and cash equivalents	**353.6**	545.7	846.1
Assets classified as held for sale	**15.0**	15.0	39.7
Total assets	**2 625.8**	2 149.3	2 262.5
Equity and liabilities			
Equity	**1 584.0**	1 335.7	1 305.5
Shareholders' equity	**1 481.5**	1 298.3	1 244.3
Minority shareholders' interest	**102.5**	37.4	61.2
Long-term liabilities	**65.1**	88.2	125.7
Post-retirement and other employee benefits	**43.6**	24.7	22.7
Provision for environmental rehabilitation	**412.5**	401.1	381.3
Deferred tax	**194.6**	–	–
Current liabilities	**326.0**	299.6	427.3
Trade and other payables	**323.9**	292.8	387.4
Short-term liabilities	**2.1**	6.8	39.9
Total equity and liabilities	**2 625.8**	2 149.3	2 262.5

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	12 months to	12 months to
Statement of changes in equity	Jun 2009	Mar 2009	Jun 2008	30 Jun 2009	30 Jun 2008
	Rm	Rm	Rm	Rm	Rm
	Unaudited	Unaudited	Unaudited	Reviewed	Reviewed
Balance at the beginning of the period	**1 335.7**	1 285.4	1 248.6	**1 305.5**	143.5
Share capital issued	**2.2**	3.7	0.7	**6.3**	29.1
– for acquisition finance and cash	**–**	–	–	**–**	28.0
– for share options exercised	**2.2**	4.1	0.7	**6.7**	2.3
– for costs relating to issue of shares	**–**	(0.4)	–	**(0.4)**	(1.2)
Increase in share-based payment reserve	**1.7**	2.0	5.9	**7.9**	6.6
Net profit attributable to ordinary shareholders	**37.2**	34.1	40.2	**129.1**	996.1
Net profit/(loss) attributed to minority shareholders	**5.4**	9.4	4.3	**(18.4)**	229.0
Dividends declared	**–**	–	–	**(37.6)**	–
Increase/(decrease) in minorities	**59.7**	–	5.2	**59.7**	(170.1)
Purchase/(disposal) of subsidiaries and other	**142.1**	1.1	0.6	**131.5**	71.3
Balance as at the end of the period	**1 584.0**	1 335.7	1 305.5	**1 584.0**	1 305.5

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	12 months to	12 months to
Statement of cash flows	**Jun 2009 Rm Unaudited**	Mar 2009 Rm Unaudited	Jun 2008 Rm Unaudited	**30 Jun 2009 Rm Reviewed**	30 Jun 2008 Rm Reviewed
Net cash inflow from operations	**39.5**	114.1	238.1	**208.4**	61.4
Net cash (out)/inflow from investing activities	**(377.3)**	(88.0)	(150.5)	**(593.3)**	1 531.0
Net cash in/(out)flow from financing activities	**156.0**	(89.7)	26.0	**(85.8)**	(840.0)
(Decrease)/increase in cash and cash equivalents	**(181.8)**	(63.6)	113.6	**(470.7)**	752.4
Translation adjustment	**(10.3)**	0.3	1.0	**(21.8)**	(15.6)
Opening cash and cash equivalents	**545.7**	609.0	731.5	**846.1**	109.3
Closing cash and cash equivalents	**353.6**	545.7	846.1	**353.6**	846.1
Reconciliation of net cash inflow from operations					
(Loss)/profit before taxation	**(81.2)**	95.0	(52.0)	**82.3**	86.1
Net operating loss from discontinued operations	**–**	–	(0.5)	**–**	(51.8)
	(81.2)	95.0	(52.5)	**82.3**	34.3
Adjusted for:					
Movement in gold in process	**(3.8)**	18.2	(14.7)	**(7.0)**	(15.3)
Depreciation and impairment	**61.0**	26.8	74.9	**174.3**	132.9
Movement in provision for environmental rehabilitation	**6.2**	(7.8)	16.0	**19.5**	30.2
Share-based payments	**1.7**	2.0	5.9	**7.9**	6.6
(Profit)/loss on financial instruments	**8.8**	(5.7)	88.5	**(44.0)**	89.3
(Profit)/loss on sale of assets and investments	**–**	0.3	0.9	**(8.3)**	(11.1)
Recognition of goodwill on purchase of subsidiary	**(53.0)**	–	–	**(53.0)**	–
Finance expense and unwinding of provisions	**3.2**	3.2	(7.0)	**9.8**	4.7
Growth in Environmental Trust Funds	**(2.8)**	(3.3)	(2.5)	**(12.9)**	(8.5)
Other non-cash items	**38.5**	8.3	(20.4)	**42.7**	(39.0)
Taxation paid	**(20.2)**	(1.8)	(11.8)	**(46.9)**	(40.8)
Working capital changes	**81.1**	(21.1)	160.8	**44.0**	(121.9)
Net cash inflow from operations	**39.5**	114.1	238.1	**208.4**	61.4

Notes to the financial statements

1. Financial liabilities measured at amortised cost
The net gain/(loss) on financial liabilities measured at amortised cost in the statement of comprehensive income comprises the expected cash flows of the preference shares issued to Khumo Gold SPV (Pty) Ltd and the DRDGOLD SA Empowerment Trust. These preference shares are re-measured on a quarterly basis and based on the expected future cash flows from DRDGOLD South African Operations (Pty) Limited.

2. Recognition of goodwill on purchase of subsidiary
On 31 March 2009 the group acquired the remaining 50% interest in the ErgoGold (Elsburg Gold Mining Joint Venture) with ERPM acquiring 15% and DRDGOLD acquiring 35% for a cash consideration of R100 million and R177 million respectively.

The fair value of the assets acquired at the date of acquisition, exceeded the cost of the acquisition therefore resulting in a bargain purchase. The bargain purchase is a direct result of the favourable change in the gold price since the period the purchase price was fixed and the higher gold price on the date all the requirements were met for the acquisition to be recognised, which is the date the fair value of the assets and liabilities were determined. The resulting negative goodwill arising amounted to R53 million and was recognised in the statement of comprehensive income.

The statement of comprehensive income relating to ErgoGold:

Statement of comprehensive income	Rm	Rm
Figures consolidated since 1 April 2009		Figures for the full 8 months trading period
Revenue	5.5	39.6
Cost of sales	(17.1)	(105.1)
Operating loss	(11.6)	(65.5)
Administration expenses and general costs	(0.2)	(1.2)
Loss before taxation	(11.8)	(66.7)
Statement of financial position as at 1 April 2009		
Assets		
Property, plant and equipment	887.4	
Current assets		
Inventory	17.9	
Trade and other receivables	0.9	
Cash and cash equivalents	1.7	
Total fair value of assets	907.9	
Non-current liabilities		
Deferred tax liability on fair value adjustment	185.6	
Current liabilities		
Trade and other payables	33.4	
Total fair value of liabilities	219.0	
Fair value of net assets on date of acquisition	688.9	
Minority interest in fair value of net assets on date of acquisition	55.9	
Acquisition date fair value on 50% initial equity interest	344.5	

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)

Continuing operations			Blyvoor	Crown	ERPM	ErgoGold*	Total Operations
Ore milled (t'000)	Underground	**Jun 09 Qtr**	**152**	**–**	**61**	**–**	**213**
		Mar 09 Qtr	147	–	23	–	170
		Financial year to Jun 09	603	–	184	–	787
	Surface	**Jun 09 Qtr**	**862**	**1 414**	**428**	**1 525**	**4 229**
		Mar 09 Qtr	798	1 566	341	755	3 460
		Financial year to Jun 09	3 433	6 577	1 430	2 296	13 736
	Total	**Jun 09 Qtr**	**1 014**	**1 414**	**489**	**1 525**	**4 442**
		Mar 09 Qtr	945	1 566	364	755	3 630
		Financial year to Jun 09	4 036	6 577	1 614	2 296	14 523
Yield (g/t)	Underground	**Jun 09 Qtr**	**4.37**	**–**	**0.51**	**–**	**3.26**
		Mar 09 Qtr	4.77	–	1.39	–	4.31
		Financial year to Jun 09	4.59	–	3.20	–	4.26
	Surface	**Jun 09 Qtr**	**0.38**	**0.39**	**0.38**	**0.04**	**0.26**
		Mar 09 Qtr	0.38	0.41	0.30	0.07	0.32
		Financial year to Jun 09	0.37	0.38	0.33	0.05	0.32
	Total	**Jun 09 Qtr**	**0.97**	**0.39**	**0.39**	**0.04**	**0.40**
		Mar 09 Qtr	1.06	0.41	0.37	0.07	0.51
		Financial year to Jun 09	1.00	0.38	0.66	0.05	0.53
Gold produced (oz)	Underground	**Jun 09 Qtr**	**21 349**	**–**	**996**	**–**	**22 345**
		Mar 09 Qtr	22 538	–	1 029	–	23 567
		Financial year to Jun 09	88 898	–	18 935	–	107 833
	Surface	**Jun 09 Qtr**	**10 417**	**17 940**	**5 208**	**1 865**	**35 430**
		Mar 09 Qtr	9 710	20 705	3 279	1 736	35 430
		Financial year to Jun 09	40 575	80 377	15 239	3 666	139 857
	Total	**Jun 09 Qtr**	**31 766**	**17 940**	**6 204**	**1 865**	**57 775**
		Mar 09 Qtr	32 248	20 705	4 308	1 736	58 997
		Financial year to Jun 09	129 473	80 377	34 174	3 666	247 690
Gold produced (kg)	Underground	**Jun 09 Qtr**	**664**	**–**	**31**	**–**	**695**
		Mar 09 Qtr	701	–	32	–	733
		Financial year to Jun 09	2 765	–	589	–	3 354
	Surface	**Jun 09 Qtr**	**324**	**558**	**162**	**58**	**1 102**
		Mar 09 Qtr	302	644	102	54	1 102
		Financial year to Jun 09	1 262	2 500	474	114	4 350
	Total	**Jun 09 Qtr**	**988**	**558**	**193**	**58**	**1 797**
		Mar 09 Qtr	1 003	644	134	54	1 835
		Financial year to Jun 09	4 027	2 500	1 063	114	7 704
Cash operating costs (US$ per oz)	Underground	**Jun 09 Qtr**	**1 048**	**–**	**2 983**	**–**	**1 144**
		Mar 09 Qtr	770	–	3 058	–	852
		Financial year to Jun 09	878	–	1 287	–	942
	Surface	**Jun 09 Qtr**	**365**	**682**	**723**	**2 313**	**673**
		Mar 09 Qtr	303	529	795	1 067	521
		Financial year to Jun 09	337	578	778	2 077	566
	Total	**Jun 09 Qtr**	**824**	**682**	**1 086**	**2 313**	**855**
		Mar 09 Qtr	630	529	1 336	1 067	653
		Financial year to Jun 09	709	579	1 060	2 077	730
Cash operating costs (ZAR per kg)	Underground	**Jun 09 Qtr**	**289 816**	**–**	**809 968**	**–**	**313 017**
		Mar 09 Qtr	247 907	–	978 094	–	279 784
		Financial year to Jun 09	255 517	–	361 141	–	274 066
	Surface	**Jun 09 Qtr**	**100 799**	**187 314**	**197 173**	**629 707**	**186 611**
		Mar 09 Qtr	98 142	169 651	254 627	341 833	166 357
		Financial year to Jun 09	98 124	168 034	222 430	582 825	164 549
	Total	**Jun 09 Qtr**	**227 831**	**187 314**	**295 601**	**629 707**	**235 499**
		Mar 09 Qtr	202 814	169 651	427 396	341 833	211 666
		Financial year to Jun 09	206 191	168 034	299 289	582 825	212 228
Cash operating costs (ZAR per tonne)	Underground	**Jun 09 Qtr**	**1 266**	**–**	**412**	**–**	**1 021**
		Mar 09 Qtr	1 182	–	1 361	–	1 206
		Financial year to Jun 09	1 172	–	1 156	–	1 168
	Surface	**Jun 09 Qtr**	**38**	**74**	**75**	**24**	**49**
		Mar 09 Qtr	37	70	76	24	53
		Financial year to Jun 09	36	64	74	29	52
	Total	**Jun 09 Qtr**	**222**	**74**	**117**	**24**	**95**
		Mar 09 Qtr	215	70	157	24	107
		Financial year to Jun 09	206	64	197	29	113
Gold and silver revenue (US$ million)		**Jun 09 Qtr**	**28.7**	**15.3**	**4.6**	**1.0**	**49.6**
		Mar 09 Qtr	29.7	19.1	4.0	1.5	54.3
		Financial year to Jun 09	112.6	68.5	28.4	2.6	212.1

KEY OPERATING AND FINANCIAL RESULTS (Unaudited) (continued)

Cash operating profit/(loss) (US$ million)	Jun 09 Qtr	2.5	3.1	(2.2)	(3.4)	–
	Mar 09 Qtr	9.4	8.2	(1.8)	(0.3)	15.5
	Financial year to Jun 09	20.8	22.1	(7.9)	(5.1)	29.9
Gold and silver revenue (ZAR million)	Jun 09 Qtr	244.2	128.9	38.9	8.7	420.7
	Mar 09 Qtr	293.4	188.6	39.5	15.0	536.5
	Financial year to Jun 09	1 018.5	620.1	247.9	24.2	1 910.7
Cash operating profit/(loss) (ZAR million)	Jun 09 Qtr	19.2	24.4	(18.3)	(27.8)	(2.5)
	Mar 09 Qtr	90.0	79.3	(17.7)	(3.5)	148.1
	Financial year to Jun 09	188.2	200.0	(70.2)	(42.3)	275.7
Capital expenditure (US$ million)	Jun 09 Qtr	2.8	1.0	–	10.2	14.0
	Mar 09 Qtr	2.6	1.0	(0.2)	3.1	6.5
	Financial year to Jun 09	10.7	4.8	2.8	20.8	39.1
Capital expenditure (ZAR million)	Jun 09 Qtr	24.0	7.9	–	85.4	117.3
	Mar 09 Qtr	26.6	10.2	(1.8)	30.8	65.8
	Financial year to Jun 09	97.2	43.1	25.9	178.8	345.0

* With effect from 1 April 2009, ErgoGold represents DRDGOLD's 100% share in the Elsburg Joint Venture and 50% in the Ergo Joint Venture. The disclosures of the different operations will also form the basis on which the operating segments will be disclosed in the annual report in accordance with IFRS 8 (Operating Segments), which the company has early adopted at year-end.

CASH OPERATING COSTS RECONCILIATION

Continuing operations R000 unless otherwise stated		Blyvoor	Crown	ERPM	ErgoGold*	Total Operations
Total cash costs	Jun 09 Qtr	242 879	129 844	54 651	37 719	465 093
	Mar 09 Qtr	222 494	119 729	63 105	23 866	429 194
	Financial year to Jun 09	869 083	472 525	370 609	65 415	1 777 632
Movement in gold in process	Jun 09 Qtr	(11 485)	4 547	4 949	5 787	3 798
	Mar 09 Qtr	(12 416)	(2 040)	(1 019)	(2 698)	(18 173)
	Financial year to Jun 09	(9 445)	3 659	1 573	11 233	7 020
Less: Production taxes, rehabilitation and other	Jun 09 Qtr	2 459	21 140	(2 034)	4 796	26 361
	Mar 09 Qtr	2 675	4 684	2 257	2 449	12 065
	Financial year to Jun 09	12 583	36 120	6 765	7 685	63 153
Less: Retrenchment costs	Jun 09 Qtr	–	–	1	–	1
	Mar 09 Qtr	–	–	(1 289)	–	(1 289)
	Financial year to Jun 09	–	–	30 681	–	30 681
Less: Corporate and general administration costs	Jun 09 Qtr	3 838	8 730	4 582	2 187	19 337
	Mar 09 Qtr	3 981	3 750	3 847	260	11 838
	Financial year to Jun 09	16 719	19 980	16 592	2 521	55 812
Cash operating costs	Jun 09 Qtr	225 097	104 521	57 051	36 523	423 192
	Mar 09 Qtr	203 422	109 255	57 271	18 459	388 407
	Financial year to Jun 09	830 336	420 084	318 144	66 442	1 635 006
Gold produced	Jun 09 Qtr	988	558	193	58	1 797
	Mar 09 Qtr	1 003	644	134	54	1 835
	Financial year to Jun 09	4 027	2 500	1 063	114	7 704
Total cash operating costs – R/kg	Jun 09 Qtr	227 831	187 314	295 601	629 707	235 499
	Mar 09 Qtr	202 814	169 651	427 396	341 833	211 666
	Financial year to Jun 09	206 192	168 034	299 289	582 825	212 228
Total cash operating costs – US$/oz	Jun 09 Qtr	824	682	1 086	2 313	855
	Mar 09 Qtr	630	529	1 336	1 067	653
	Financial year to Jun 09	709	598	1 060	2 077	730

* With effect from 1 April 2009, ErgoGold represents DRDGOLD's 100% share in the Elsburg Joint Venture and 50% in the Ergo Joint Venture.

DIRECTORS

(*British)(**American)

Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive:
J Turk **

Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker

Company Secretary:
TJ Gwebu

For further information, contact Niël Pretorius at:

Tel: (+27-11) 219-8700
Fax: (+27-11) 476-2637

website: http://www.drdgold.com

Ebsco House 4, 299 Pendoring Avenue
Blackheath, Randburg, South Africa
PO Box 390, Maraisburg, 1700
South Africa

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